Form 3
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
                1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940




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1. Name and Address of Reporting Person*

Mellon Ventures, L.P.

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(Last)        (First)          (Middle)

919 North Market Street
----------------------------------------
                 (Street)

Wilmington        DE             19801
----------------------------------------
(City)           (State)           (Zip)

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2. Date of Event Requiring Statement
   (Month/Day/Year)

   02/20/02

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3. IRS Identification Number of Reporting Person, if an entity


   25-1779945
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4. Issuer Name and Ticker or Trading Symbol

   Carrizo Oil & Gas, Inc. (CRZO)

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5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    Director                    10% Owner
    Officer (give)        X(1)  Other (specify
    title below)                       below)

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6. If Amendment,  Date of Original
   (Month/Day/Year)


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7.  Individual or Joint/Group Filing
    (Check Applicable List)

        Form filed by One Reporting Person

    X   Form filed by More than One Reporting Person


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Table I - Non-Derivative Securities, Beneficially Owned
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1. Title of   2. Amount of Securities  3. Ownership Form: 4. Nature of
   Security      Beneficially Owned       Direct (D) or      Indirect Beneficial
   (Instr. 4)    (Instr. 4)               Indirect (I)       Ownership (Instr.5)
                                          (Instr. 5)
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Common Stock,
par value
$.01 per share   363,636(2)               D

*If the form is filed by more than one reporting person,see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

                                                                          (over)


                  Table II - Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


 1. Title of Derivative          2. Date Exercisable   3. Title and Amount of       4. Conversion   5. Ownership    6.  Nature
    Security (Instr. 4)             and Expiration        Underlying Derivative        or Exercise     Form of          of Indirect
                                    Date                  Securities (Instrs. 4)       Price of        Derivative       Beneficial
                                    (Month/Day/Year)                                   Derivative      Security:        Ownership
                                    Date      Expir-      Title       Amount or        Security        Direct (D)       (Instr. 5)
                                    Exer-     ation                   Number of                        or Indirect (I)
                                    cisable   Date                    Shares

 Warrant to purchase
  Common Stock                      Immed.  12/15/07   Common Stock 276,019(2)(3)    $2.20             D

 Warrant to purchase
  Common Stock                      Immed.  02/20/07   Common Stock 168,421(2)(4)    $5.94             D

 Series B Convertible Preferred
  Participating Stock, par value
  $0.01 per share                   Immed.             Common Stock 701,754.39(2)(5) $5.70             D



Explanation of Responses:

(1) Mellon Ventures, L.P., a Delaware limited partnership ("Mellon Ventures"), may be deemed to be a member of a Section 13(d) group that beneficially owns more than 10% of the issuer's outstanding Common Stock. Mellon Ventures disclaims beneficial ownership of all securities other than those reported above, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the securities of such group for purposes of Section 16 or for any other purpose.

(2) This statement on Form 3 is being filed by Mellon Ventures, MVMA, L.P., a Delaware limited partnership, and MVMA, Inc., a Delaware corporation. MVMA, L.P., is the general partner of Mellon Ventures and holds a 1% equity interest in Mellon Ventures. Its principal business is to act as general partner of Mellon Ventures. MVMA, Inc. is the general partner of MVMA, L.P. and holds a 1% equity interest in MVMA, L.P. Its principal business is to act as general partner of MVMA, L.P. Mellon Bank, N.A., is the majority limited partner of Mellon Ventures. Mellon Financial Corporation is the sole stockholder of Mellon Bank, N.A.

(3) The warrant is initially exercisable into shares of Common Stock at an exercise price of $2.20 per share, subject to adjustment.

(4) The warrant is initially exercisable into shares of Common Stock at an exercise price of $5.94 per share, subject to adjustment.

(5)  The  reporting   persons   beneficially  own  40,000  shares  of  Series  B
     Convertible Participating Preferred Stock, each share of which is convertible into shares of Common Stock at a conversion ratio equal to the quotient of $100 divided by the conversion price of the Series B
     Convertible Participating Preferred Stock. The conversion price is initially $5.70 per share, subject to adjustment.

                              MELLON VENTURES, L.P.
                                By:  MVMA, L.P., its general partner
                                By:  MVMA, Inc., its general partner


                                By:/s/ Ronald J. Coombs          March 4, 2002
                                   ------------------------      -------------
                                   Name:  Ronald J. Coombs            Date
                                   Title: Vice President
                                            and Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

                                  Attachment 1

                             Joint Filer Information

Additional Reporting Persons
----------------------------

MVMA, L.P.
919 North Market Street
Wilmington, DE 19801

MVMA, Inc.
919 North Market Street
Wilmington, DE  19801

Designated Filer:                       Mellon Ventures, L.P.
----------------

Issuer & Ticker Symbol:                 Carrizo Oil & Gas, Inc. (CRZO)
----------------------

Date of Event Requiring Statement:      2/20/02
---------------------------------

Dated:  March 4, 2002
                                        MVMA, L.P.
                                         by MVMA, Inc., its general partner


                                        By:/s/ Ronald J. Coombs
                                           -----------------------------------
                                           **Signature of Reporting Person
                                           Name:  Ronald J. Coombs
                                           Title: Vice President and Director


                                        MVMA, INC.


                                        By:/s/ Ronald J. Coombs
                                           -----------------------------------
                                           **Signature of Reporting Person
                                           Name:  Ronald J. Coombs
                                           Title: Vice President and Director